SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SOUTHWEST AIRLINES CO.

(Name of Subject Company and Filing Persons (Issuer))

5.25% Convertible Senior Notes due 2016

(Title of Class of Securities)

00949P AD0

(CUSIP Numbers of Class of Securities)

Laura H. Wright

Chief Financial Officer (Principal Financial and Accounting Officer)

P.O. Box 36611

Dallas, Texas 75235

(214) 792-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Madeleine Johnson, Esq. Vice President General Counsel Southwest Airlines Co. 2702 Love Field Drive Dallas, Texas 75235 (214) 792-4000	Robert L. Kimball, Esq. Vinson & Elkins L.L.P. 2001 Ross Ave. Suite 3700 Dallas, Texas 75201 (214) 220-7700	Christopher G. Schmitt Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, Texas 78746-7568 (512) 542-8400

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee**
$115,519,896	$13,411.86

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 5.25% Convertible Senior Notes due 2016 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of May 3, 2011, there was $115,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $115,519,896.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Senior Indenture, dated as of October 14, 2009, between AirTran Holdings, Inc., a Nevada corporation (“Holdings”), and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of October 14, 2009, between Holdings and the Trustee, the Second Supplemental Indenture, dated as of May 2, 2011, among Southwest Airlines Co., a Texas corporation (the “Company”), Holdings, and the Trustee, the Third Supplemental Indenture, dated as of May 2, 2011, among the Company, AirTran Holdings LLC, a Texas limited liability company (“AirTran LLC”), and the Trustee, the Fourth Supplemental Indenture, dated as of May 3, 2011, among the Company, Pedernales Debt Sub, LLC, a Texas limited liability company (“Pedernales Debt Sub”), and the Trustee, and the Fifth Supplemental Indenture, dated as of May 3, 2011, between the Company and the Trustee (as so supplemented, the “Indenture”), relating to the 5.25% Convertible Senior Notes due 2016 originally issued by Holdings (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell, and the obligation of the Company to repurchase, the Notes, as set forth in the Fundamental Change Company Notice to Holders of the 5.25% Convertible Notes due 2016, dated May 4, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

As described in the Option Documents, a Fundamental Change and a Make-Whole Fundamental Change, each as defined in the Indenture, occurred on May 2, 2011, which was the effective date of the merger (the “Merger”) of Guadalupe Holdings Corp., a Nevada corporation (“Merger Sub”), with and into Holdings pursuant to the Agreement and Plan of Merger, dated as of September 26, 2010, by and among the Company, Holdings, and Merger Sub, as a result of which Holdings survived as a wholly owned subsidiary of the Company. Following the Merger, through a series of mergers by and among the Company’s wholly owned subsidiaries and the Company, the Company became the obligor under the Indenture and the Notes.

As the obligor under the Notes, the Company is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents. As a result of the Merger, and as more fully described in the Indenture and the Option Documents, the Notes are no longer convertible into shares of Holdings’ common stock, and instead are convertible during the Make-Whole Fundamental Change Period, as defined in the Indenture, into the right to receive 186.5539 AirTran Consideration Units (as defined in the Indenture), consisting of 59.8838 validly issued, fully paid, and non-assessable shares of the common stock, $1.00 par value per share, of the Company (the “Company Common Stock”) and $699.5771 in cash, for each $1,000 principal amount of Notes converted, subject to the terms, conditions, and adjustments specified in the Indenture and the Notes. Following the expiration of the Make-Whole Fundamental Change Period, and as more fully described in the Indenture and the Option Documents, the Notes will be convertible into the right to receive 164.0420 AirTran Consideration Units, consisting of 52.6575 validly issued, fully paid, and non-assessable shares of Company Common Stock and $615.1575 in cash, for each $1,000 principal amount of Notes converted (assuming no further adjustments between the date of the Company Notice and the end of the Make-Whole Fundamental Change Period), subject to the terms, conditions, and adjustments specified in the Indenture and the Notes.

The Company maintains its principal executive offices at P.O. Box 36611, Dallas, Texas 75235, and the telephone number is (214) 792-4000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes, and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)	Fundamental Change Company Notice to Holders of the 5.25% Convertible Senior Notes due 2016, dated May 4, 2011.

(b)	Not applicable.

(d)(1)	Senior Indenture, dated as of October 14, 2009, between Holdings and the Trustee (incorporated by reference to Exhibit 4.1 to Holdings’ Current Report on Form 8-K, File No. 1-15991, filed with the Securities and Exchange Commission on October 14, 2009).

(d)(2)	First Supplemental Indenture, dated as of October 14, 2009, between Holdings and the Trustee (incorporated by reference to Exhibit 4.1 to Holdings’ Current Report on Form 8-K, File No. 1-15991, filed with the Securities and Exchange Commission on October 14, 2009) to the Senior Indenture identified above as Exhibit (d)(1) above.

(d)(3)	Second Supplemental Indenture, dated as of May 2, 2011, among the Company, Holdings, and the Trustee (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2001) to the Senior Indenture identified above as Exhibit (d)(1) above.

(d)(4)	Third Supplemental Indenture, dated as of May 2, 2011, among the Company, AirTran LLC, and the Trustee (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2001) to the Senior Indenture identified above as Exhibit (d)(1) above.

(d)(5)	Fourth Supplemental Indenture, dated as of May 3, 2011, among the Company, Pedernales Debt Sub, and the Trustee (incorporated by reference to Exhibit 4.11 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2001) to the Senior Indenture identified above as Exhibit (d)(1) above.

(d)(6)	Fifth Supplemental Indenture, dated as of May 3, 2011, between the Company and the Trustee (incorporated by reference to Exhibit 4.12 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2001) to the Senior Indenture identified above as Exhibit (d)(1) above.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2011	Southwest Airlines Co.

	By:	/s/ Laura H. Wright
	Name:	Laura H. Wright
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Fundamental Change Company Notice to Holders of the 5.25% Convertible Senior Notes due 2016, dated May 4, 2011.

(b)	Not applicable.

(d)(1)	Senior Indenture, dated as of October 14, 2009, between Holdings and the Trustee (incorporated by reference to Exhibit 4.1 to Holdings’ Current Report on Form 8-K, File No. 1-15991, filed with the Securities and Exchange Commission on October 14, 2009).

(d)(2)	First Supplemental Indenture, dated as of October 14, 2009, between Holdings and the Trustee (incorporated by reference to Exhibit 4.1 to Holdings’ Current Report on Form 8-K, File No. 1-15991, filed with the Securities and Exchange Commission on October 14, 2009) to the Senior Indenture identified above as Exhibit (d)(1) above.

(d)(3)	Second Supplemental Indenture, dated as of May 2, 2011, among the Company, Holdings, and the Trustee (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2001) to the Senior Indenture identified above as Exhibit (d)(1) above.

(d)(4)	Third Supplemental Indenture, dated as of May 2, 2011, among the Company, AirTran LLC, and the Trustee (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2001) to the Senior Indenture identified above as Exhibit (d)(1) above.

(d)(5)	Fourth Supplemental Indenture, dated as of May 3, 2011, among the Company, Pedernales Debt Sub, and the Trustee (incorporated by reference to Exhibit 4.11 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2001) to the Senior Indenture identified above as Exhibit (d)(1) above.

(d)(6)	Fifth Supplemental Indenture, dated as of May 3, 2011, between the Company and the Trustee (incorporated by reference to Exhibit 4.12 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2001) to the Senior Indenture identified above as Exhibit (d)(1) above.

(g)	Not applicable.

(h)	Not applicable.